Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019

Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated July 29, 2020 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2020 and 2019. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020 and 2019, the annual audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A for the years ended December 31, 2019 and 2018 and Annual Information Form ("AIF") for the year ended December 31, 2019.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2019. Additional information including this MD&A, Interim Financial Statements for the three and six months ended June 30, 2020, the audited Consolidated Financial Statements for the year ended December 31, 2019, the Company’s Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three and six months ended June 30, 2020 are abbreviated as Q2 2020 and YTD 2020, respectively, while the reporting periods for the three and six months ended June 30, 2019 are abbreviated as Q2 2019 and YTD 2019, respectively. In addition, the reporting period for the three-month period ended March 31, 2020 is abbreviated as Q1 2020. The reporting periods for the twelve months ended December 31, 2019 and December 31, 2018 are abbreviated as FY 2019 and FY 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
KEY DEVELOPMENTS IN Q2 2020	3
Q2 2020 PERFORMANCE - EXECUTIVE SUMMARY	4
FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020	10
LONGER-TERM OUTLOOK	13
EXTERNAL PERFORMANCE DRIVERS	13
REVIEW OF FINANCIAL PERFORMANCE	14
REVIEW OF OPERATING MINES	22
GROWTH AND EXPLORATION	29
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	31
OFF-BALANCE SHEET ARRANGEMENTS	31
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	32
QUARTERLY INFORMATION	32
COMMITMENTS AND CONTINGENCIES	32
RELATED PARTY TRANSACTIONS	32
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	33
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	33
NON-IFRS MEASURES	34
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	41
RISKS AND UNCERTAINTIES	41
FORWARD LOOKING STATEMENTS	41
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	42
TECHNICAL INFORMATION	43

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway mine was placed on care and maintenance in March 2020. Operations at the remainder of the Holt Complex were suspended effective April 2, 2020 as part of the Company’s response to the COVID-19 pandemic and while the Company conducted a strategic review of the assets. These assets remained on suspension as at June 30, 2020 and, on July 16, 2020, the Company announced that the operations at Holt Complex would remain suspended until further notice. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the effective operation and advancement of development and exploration programs at the Company’s profitable, cash flow generating assets, and through the acquisition of Detour Gold, with its significant expansion potential and exploration upside, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, which as of January 31, 2020 includes the Detour Lake Mine, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

KEY DEVELOPMENTS IN Q2 2020

COVID-19

In response to the extensive global health risks resulting from the COVID-19 pandemic, the Company introduced a number of measures in March 2020 to protect employees, their families and the communities in which the Company operates. The health and wellbeing of the Company’s workforce is Kirkland Lake Gold’s top priority. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning to reduced operations at Detour Lake (effective March 23, 2020) and Macassa (April 2, 2020), and temporarily suspended operations at the Holt Complex (April 2, 2020). In addition, the Company introduced an extensive list of health and safety protocols including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers and the increased reliance on technology such as hosting virtual meetings. As part of the health and safety protocols, the Company also suspended all non-essential work at, and visits to, all of the Company’s mine sites, including all exploration drilling and reduced levels of work at a number of projects, including the #4 Shaft project at Macassa and surface infrastructure projects at Fosterville. Operations have continued at Fosterville throughout the COVID-19 crisis, with the Company’s health and safety protocols having been introduced.

On May 6, 2020, the Company announced that it was beginning to recall employees at Macassa and Detour Lake, who were off work as part of the COVID-19 protocols. As at June 30, 2020, workforce levels at these operations had returned to pre-COVID-19 levels, with the Company’s extensive list of health and safety protocols remaining in place for the foreseeable

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
future. The Holt Complex remained on suspension as at June 30, 2020 with the Company announcing on July 16, 2020 that the suspension of operations would continue until further notice. Work on major projects, such as the Macassa #4 shaft resumed during Q2 2020. In addition, exploration drilling also resumed during the quarter, with the ramp up of drilling activities expected to extend through the end of the third quarter of 2020. The Company anticipates that its operations and business activities will continue to be impacted, to some degree, by the Company’s COVID-19 protocols, and it will continue to closely monitor developments related to COVID-19 with the intention of responding as needed to ensure the protection of the Company’s workers.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response.

Acquisition of Detour Gold Corporation

On January 31, 2020, the Company acquired all issued and outstanding shares of Detour Gold Corporation (“Detour Gold”), through a plan of arrangement announced on November 25, 2019. Pursuant to the plan of arrangement, Detour Gold shareholders received 0.4343 Kirkland Lake Gold common shares in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

From January 31, 2020 to the end of Q2 2020, Detour Lake produced 223,547 ounces of gold, with gold sales totalling 246,638 ounces, operating cash costs per ounce of $628 and AISC per ounce sold of $1,098. For the same period, revenue from Detour Lake totalled $412.4 million, earnings from operations were $135.5 million and the mine generated $167.0 million of free cash flow (non-IFRS measure). The $167.0 million of free cash flow for the five months ended June 30, 2020 excludes transaction related costs.

Non-Core Assets

Recognizing the Company intention to focus on its three cornerstone assets, Fosterville, Macassa and Detour Lake, the Company designated the Holt Complex and assets in the Northern Territory of Australia as non-core on February 19, 2020 with plans to consider all options to maximize value. In March, the Company discontinued activities at two locations: it transitioned the Holloway Mine, part of the Holt Complex, to care and maintenance, and also suspended test mining and processing, as well as all exploration drilling, in the Northern Territory. On April 2, 2020, the Company announced the suspension of operations at the remainder of the Holt Complex, including the Taylor Mine and Holt Mine and Mill as part of the Company’s COVID-19 protocols and while the Company conducted a strategic review to consider all options for maximizing the value of these assets. As at June 30, 2020, operations at Holt Complex remained suspended and, on July 16, 2020, the Company announced that the suspension of operations would continue until further notice.

Q2 2020 PERFORMANCE - EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and six months ended June 30, 2020. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

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(in thousands of dollars, except per share amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Revenue	$580,975	$281,267	$554,738	$1,135,713	$586,179
Production costs	141,415	66,161	161,592	303,007	136,201
Earnings before income taxes	225,282	152,432	294,525	519,807	312,021
Net earnings	$150,232	$104,195	$202,878	$353,110	$214,341
Basic earnings per share	$0.54	$0.50	$0.79	$1.32	$1.02
Diluted earnings per share	$0.54	$0.49	$0.77	$1.32	$1.01
Cash flow from operating activities	$222,234	$179,735	$241,506	$463,740	$355,537
Cash investment on mine development and PPE	$128,155	$125,341	$110,637	$238,792	$206,655

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Tonnes milled	5,863,282	369,359	4,118,105	9,981,386	788,319
Average Grade (g/t Au)	1.8	18.4	2.6	2.1	18.0
Recovery (%)	95.8%	98.1%	95.9%	95.8%	98.0%
Gold produced (oz)	329,770	214,593	330,864	660,634	446,472
Gold Sold (oz)	341,390	212,091	344,586	685,976	445,020
Average realized price ($/oz sold)(1)	$1,716	$1,320	$1,586	$1,651	$1,313
Operating cash costs per ounce ($/oz sold)(1)	$374	$312	$440	$407	$301
AISC ($/oz sold)(1)	$751	$638	$776	$763	$597
Adjusted net earnings(1)	$219,345	$109,814	$179,169	$398,514	$223,578
Adjusted net earnings per share(1)	$0.79	$0.52	$0.70	$1.49	$1.06
Free cash flow(1)	$94,079	$54,394	$130,869	$224,948	$148,882
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Solid Growth in Adjusted Earnings Despite COVID-19, YTD Adjusted Free Cash Flow(1) Grows 92%

Q2 2020 Highlights

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(2)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(3)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Gold production: Consolidated Q2 2020 production totalled 329,770 ounces, a 54% increase from 214,593 ounces in Q2 2019 and largely unchanged from 330,864 ounces the previous quarter. The main contributor to the strong growth compared to the same period in 2019 was 131,992 ounces of production from Detour Lake, following the acquisition of Detour Gold on January 31, 2020. Production at Fosterville totalled 155,106 ounces in Q2 2020, a 10% increase from the same period in 2019 largely due to higher tonnes processed and similar to the 159,864 ounces in Q1 2020. Macassa produced 41,865 ounces in Q2 2020 versus 49,196 ounces in Q2 2019 and 50,861 ounces the previous quarter with the

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
reductions mainly reflecting the impact of COVID-19 protocols on tonnes processed as well as a lower average grade during Q2 2020. At Holt Complex, operations were suspended effective April 2, 2020. As a result, the operations produced only 807 ounces in Q2 2020, which compared to 24,696 ounces for the same period in 2019 and 28,584 ounces in Q1 2020.

Operating cash costs per ounce sold(1): Production costs in Q2 2020 totalled $141.4 million versus $66.2 million in Q2 2019 and $161.6 million the previous quarter. The increase from Q2 2019 largely reflected the inclusion of $85.8 million of production costs from Detour Lake in Q2 2020. Operating cash costs per ounce sold(1) averaged $374 in Q2 2020 compared to $312 in Q2 2019 and $440 in Q1 2020. The change from Q2 2019 related to the inclusion of Detour Lake in Q2 2020, where operating cash costs per ounce sold(1) averaged $573. Excluding Detour Lake, operating cash costs per ounce sold(1) averaged $241, a 23% improvement from Q2 2019 largely due to the suspension of operations at the Holt Complex, the Company’s highest cost underground mine, effective April 2, 2020. Operating cash costs per ounce sold(1) at Fosterville averaged $129 versus $120 in Q2 2019 and $126 in Q1 2020, while operating cash costs per ounce sold(1) at Macassa averaged $547 versus $446 in Q2 2019, and $536 the previous quarter, with the increase from Q2 2019 due largely to the impact of COVID-19 protocols and a lower average grade on sales volumes.

All-in sustaining costs (“AISC”) per ounce sold(1): AISC per ounce sold averaged $751 in Q2 2020 compared to $638 in Q2 2019 and $776 the previous quarter. The inclusion of Detour Lake Mine, where AISC per ounce sold(1) averaged $1,090, contributed to the increase from Q2 2019. Excluding Detour Lake, AISC per ounce sold(1) in Q2 2020 averaged $526, with the improvement from Q2 2019 mainly due to the suspension of operations at Holt Complex, as well as improved AISC per ounce sold(1) at Fosterville. AISC per ounce sold(1) at Fosterville averaged $273 in Q2 2020, a 14% improvement from $318 in Q2 2019 and 13% better than the previous quarter. Included in AISC per ounce sold(1) in Q2 2020 was $6.9 million related to a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $44 to Fosterville’s AISC per ounce sold(1) in Q2 2020. Excluding the impact of the new royalty, AISC per ounce sold(1) at Fosterville improved 28% year over year mainly reflecting higher sales volumes and lower levels of sustaining capital(1). AISC per ounce sold(1) at Macassa averaged $841 in Q2 2020 versus $788 for the same period in 2019 and $850 in Q1 2020. The increase from Q2 2019 was mainly due to lower sales volumes, which more than offset the impact of reduced sustaining capital(1) expenditures.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Revenue: Revenue in Q2 2020 totalled $581.0 million, an increase of $299.7 million, or 107% from Q2 2019, with Detour Lake contributing $233.0 million to the Company's revenue for the quarter. Of the growth in revenue versus Q2 2019, $171 million related to a 61% increase in sales volumes (341,390 ounces in Q2 2020 versus 212,091 ounces in Q2 2019), while $135 million reflected a $396 per ounce increase in the average realized gold price(1) ($1,716 per ounce in Q2 2020 versus $1,320 per ounce in Q2 2019). Revenue in Q2 2020 was $26.2 million or 5% higher than $554.7 million the previous quarter. The increase reflected a $44 million favourable impact from an 8% increase in the average realized gold price(1), from $1,586 per ounce in Q1 2020, which more than offset a $5.0 million reduction in revenue resulting from slightly lower gold sales (341,390 ounces versus 344,586 ounces the previous quarter). Q1 2020 gold sales included the sale of 20,855 ounces of gold that was held in inventory at the closing of the Detour Gold acquisition on January 31, 2020.

The increases in revenue compared to both prior periods were achieved despite reduced operations at both Macassa and Detour Lake for much of Q2 2020, as well as suspension of operations at the Holt Complex effective April 2, 2020. Revenue

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
from Holt Complex was $4.6 million in Q2 2020 compared to $31.0 million in Q2 2019 and $47.4 million the previous quarter.

Cash flow generation: Net cash provided by operating activities in Q2 2020 totalled $222.2 million with free cash flow(1) totalling $94.1 million. Both net cash provided by operating activities and free cash flow(1) in Q2 2020 were impacted by a $132.6 million tax payment made in Australia as the final tax instalment for the 2019 tax year. Excluding the impact of the $132.6 million tax payment, net cash provided by operating activities and free cash flow(1) for Q2 2020 totalled $354.8 million and $226.7 million, respectively. Of the Company's free cash flow(1) in Q2 2020, $89.0 million was provided by Detour Lake Mine.

Cash position: Cash at June 30, 2020 totalled $537.4 million compared to $530.9 million at March 31, 2020. In addition to the $132.6 million tax instalment payment made in Australia during Q2 2020, $49.9 million of cash was used during the quarter to repurchase 1,345,600 common shares through the Company’s normal course issuer bid (“NCIB”)

Net earnings: Net earnings in Q2 2020 totalled $150.2 million ($0.54 per share) compared to $104.2 million ($0.50 per share) in Q2 2019 and $202.9 million ($0.79 per share) the previous quarter. Net earnings in Q2 2020 were significantly impacted by $72.8 million of non-cash, foreign exchange losses due to the strengthening of the Canadian and Australian dollars against the US dollar during the quarter. In Q2 2019, the Company reported non-cash, foreign exchange losses of $4.5 million, while Q1 2020 net earnings included $72.8 million of non-cash, foreign exchange gains resulting from a weakening of the Canadian and Australian dollars versus the US dollar during the first three months of 2020. Net earnings in Q2 2020 were also impacted by $13.4 million of costs related to the Company’s COVID-19 response, largely reflecting the payment of wages for the first month that workers were off during periods of reduced or suspended operations.

Adjusted net earnings(1): Adjusted net earnings in Q2 2020 totalled $219.3 million ($0.79 per share), double the adjusted net earnings(1) of $109.8 million ($0.52 per share) for the same period in 2019 and a 22% increase from $179.2 million ($0.70 per share) the previous quarter. Adjusted net earnings(1) exclude non-cash foreign exchange gains and losses, in addition to other items such as mark-to-market gains and losses on the fair valuing of the Company’s warrant investments, transaction and restructuring costs and severance expenses. In Q2 2020, adjusted net earnings(1) also excluded the $13.4 million of pre-tax costs related to the Company’s COVID-19 response. The increase in adjusted net earnings(1) compared to Q2 2019 was mainly due to higher revenue, which more than doubled from Q2 2019, reflecting both increased gold sales and a higher realized gold price, as well as reduced expensed exploration and evaluation costs. These factors were partially offset by higher production costs and increased expenses for depreciation and depletion, mainly due to the addition of Detour Lake, as well as increased royalties expense and higher costs for corporate G&A and care and maintenance. Higher adjusted net earnings(1) versus the previous quarter reflected increased revenue, lower production costs and reduced depletion and depreciation as well as royalty expense. The reduction in production, depletion and depreciation and royalty expenses was largely due to the suspension of operations at the Holt Complex effective April 2, 2020.

Adjusted earnings per share(1): On a per share basis, adjusted net earnings(1) in Q2 2020 totalled $0.79 versus $0.52 in Q2 2019 and $0.70 in Q1 2020. The increase in adjusted net earnings per share(1) from both prior periods was achieved despite an increase in average shares outstanding in Q2 2020, which at 277.1 million shares, was 32% higher than 210.1 million shares in Q2 2019 and an 8% increase from 257.4 million shares in Q1 2020. The increase in average shares outstanding from both prior periods mainly reflected the issuance of 77,217,129 shares related to the acquisition of Detour Gold on January 31, 2020.

Growth capital expenditures(1): Total growth capital expenditures, excluding capitalized exploration expenditures, in Q2 2020 totalled $9.4 million, of which $7.7 million related to the Macassa #4 Shaft project. Despite the suspension of shaft sinking at the #4 Shaft project for approximately one month during Q2 2020, a total of 617 feet of advance was achieved during the quarter, with the shaft reaching a depth of 2,577 feet as at June 30, 2020.

Exploration expenditures: Total exploration expenditures totalled $25.0 million, including $2.4 million of expensed expenditures and $22.6 million of capitalized expenditures, which compared to $44.0 million in Q2 2019 and $34.6 million the previous quarter. Exploration work was suspended in March 2020 as part of the Company’s COVID-19 response. The re-deployment of drills and resumption of exploration work commenced in April with the ramp up of drilling activity to extend through the end of the third quarter of 2020. Despite the suspension of drilling, significant exploration success was achieved during Q2 2020, including:

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
–The announcement of encouraging drilling results at Macassa on April 22, 2020, including the identification of a large corridor of high-grade mineralization in close proximity to the #4 shaft, currently under development, and also the continued expansion of the South Mine Complex (“SMC”); and
–The release of results from initial drilling at Detour Lake on June 29, 2020, which included the intersection of broad zones of mineralization in the Saddle Zone west of the Main Pit, with attractive open-pit grades and higher-grade intervals that support the possibility for underground resources at depth; with drilling at the 58 North Zone intersecting high grade mineralization 175.0 m west of current underground Mineral Resources.

Quarterly dividend: The Q2 2020 dividend of US$0.125 per share was paid on July 13, 2020 to shareholders of record on June 30, 2020. The Q2 2020 dividend was the second dividend payment made following the doubling of the dividend, from US$0.06 per share, effective Q1 2020 dividend payment (made on April 13, 2020 to shareholders of record on March 31, 2020).

Share repurchases: On June 4, 2020, the Company announced the renewal of its NCIB. Under the NCIB, the Company may purchase up to 27,711,401 common shares between June 8, 2020 and June 7, 2021. During Q2 2020, the Company repurchased 1,345,600 common shares through the Company’s NCIB for $49.9 million.

YTD 2020 Highlights
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(2)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(3)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Production: Production for the six months ended June 30, 2020 totalled 660,634 ounces, a 48% increase from 446,472 ounces for YTD 2019. Of total production in YTD 2020, Detour Lake accounted for 223,547 ounces, which was produced from January 31, 2020, the date of the Detour Gold acquisition, to June 30, 2020. Production at Fosterville for YTD 2020 totalled 314,970 ounces, 17% higher than the 269,145 ounces produced in YTD 2019, with the increase resulting from a 21% improvement in the average grade, to 40.9 g/t. Production at Macassa totalled 92,726 ounces versus 121,972 ounces for the same period in 2019, with the reduction largely reflecting the impact of COVD-19 protocols on the mine’s production volumes, as well as a lower average grade. At Holt Complex, production was 47% lower due to the suspension of operations at the beginning of the second quarter. Production at the Holt Complex totalled 29,391 ounces for YTD 2020, almost all of which was produced in Q1 2020, which compared to 55,355 ounces for YTD 2019.

Operating cash costs per ounce sold(1): Production costs for YTD 2020 totalled $303.0 million versus $136.2 million for YTD 2019. The increase from the prior year largely reflected the inclusion of $173.6 million of production costs from Detour Lake for the five months ending June 30, 2020, which was only partially offset by reduced production costs at Holt Complex. Operating cash costs per ounce sold(1) averaged $407 in YTD 2020 compared to $301 in YTD 2019. Excluding the impact of Detour Lake Mine, where operating cash costs per ounce sold(1) for the period from January 31, 2020 to June 30, 2020 averaged $628, operating cash costs per ounce sold(1) averaged $283, with the improvement from YTD 2019 mainly due to the suspension of operations at Holt Complex, as well as lower operating cash costs per ounce sold(1) at Fosterville ($127 in YTD 2020 versus $132 for the same period in 2019). Operating cash costs per ounce sold(1) at Macassa averaged $541 versus $384 in YTD 2019, with the increase due to the impact of COVID-19 protocols leading to lower sales volumes (95,093 ounces versus 122,315 ounces in YTD 2019) as well as higher operating costs compared to YTD 2019.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

AISC per ounce sold(1): AISC per ounce sold averaged $763 for YTD 2020 compared to $597 for the same period in 2019. Excluding the impact of Detour Lake, where AISC per ounce sold(1) averaged $1,098, AISC per ounce sold(1) averaged $575. On the same basis, the improvement in AISC per ounce sold(1) largely reflected the suspension of operations, and resulting significant reduction in sales volumes, from the Holt Complex at the beginning of the second quarter. Also contributing to the improvement was lower AISC per ounce sold(1) at Fosterville ($293 in YTD 2020 versus $316 a year earlier) reflecting higher sales volumes in YTD 2020 due to an improvement in the average grade and lower levels of sustaining capital(1) expenditures mainly reflecting disruptions to projects resulting from the Company's COVID-19 protocols. Included in Fosterville’s AISC per ounce sold(1) in YTD 2020 was $14.1 million related to the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $46 to Fosterville’s AISC per ounce sold(1) in YTD 2020. Excluding the impact of the royalty, AISC per ounce sold(1) at Fosterville improved 22% year over year. AISC per ounce sold(1) at Macassa averaged $846 for YTD 2020 versus $686 for the same period in 2019, with the increase mainly reflecting the impact of COVID-19 protocols on sales volumes and higher operating cash costs, which was partially offset by a reduction in sustaining capital(1) expenditures.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Revenue: Revenue in YTD 2020 totalled $1,135.7 million, an increase of $549.5 million or 94% from $586.2 million in YTD 2019. The increase in revenue from YTD 2019 reflected a 54% increase in gold sales, to 685,976 ounces, which had a $316 million favourable impact on revenue compared to YTD 2019. The average realized gold price(1) in YTD 2020 was $1,651 per ounce, a $338 or 26% increase from $1,313 per ounce in YTD 2019. The increase in the average gold price contributed $232 million of the revenue growth in YTD 2020 versus YTD 2019. Revenue at Detour Lake for the five months ended June 30, 2020 accounted for $412.4 million or 36% of the Company’s total revenue for YTD 2020. Revenue at Holt Complex was $52.0 million in YTD 2020 compared to $74.9 million for YTD 2019, with the reduction resulting from the suspension of operations effective April 2, 2020.

Cash flow: Net cash provided by operating activities for YTD 2020 totalled $463.7 million with free cash flow(1) totalling $224.9 million. Both net cash provided by operating activities and free cash flow(1) in Q2 2020 were impacted by $60.5 million of non-recurring transaction and restructuring costs mainly related to the Detour Gold acquisition in Q1 2020 and a $132.6 million tax payment made in Australia as the final tax instalment for the 2019 tax year. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs and the $132.6 million tax payment, net cash provided by operating activities and free cash flow(1) for YTD 2020 totalled $656.9 million and $418.1 million, respectively. Detour Lake generated $167.0 million of free cash flow from January 31, 2020 to June 30, 2020 (excluding transaction and restructuring costs related to the Detour Gold acquisition), representing approximately 40% of the Company’s total free cash flow for the first half of 2020 (excluding the $60.5 million on non-recurring transaction and restructuring costs and the $132.6 million tax instalment payment).

Cash position: Cash at June 30, 2020 totalled $537.4 million compared to $707.2 million at December 31, 2019. During YTD 2020, the Company repurchased a total of 11,059,100 shares through the NCIB for $379.8 million. The change in cash was also impacted by the $132.6 million tax payment in Australia representing the final tax instalment for the 2019 tax year.

Net earnings and adjusted net earnings(1): Net earnings for YTD 2020 totalled $353.1 million ($1.32 per basic share), an increase of $138.8 million or 65% from $214.3 million ($1.02 per basic share) for YTD 2019. Adjusted net earnings(1) for YTD

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
2020 totalled $398.5 ($1.49 per share), an increase of $174.9 million or 78% from $223.6 ($1.06 per share) for the same period in 2019. The increase in adjusted net earnings(1) compared to YTD 2019 mainly reflected a 94% increase in revenue, reflecting both increased gold sales and a higher realized gold price, as well as lower expensed exploration and evaluation costs. These factors were partially offset by higher production costs and increased expenses for depreciation and depletion, royalties, corporate G&A and care and maintenance. The increases in production costs and depreciation and depletion expense largely related to the acquisition of Detour Gold on January 31, 2020, partially offset by the impact of suspending operations at Holt Complex effective April 2, 2020. The acquisition of Detour Gold also contributed to higher corporate G&A costs year over year, while the increase in royalty expense mainly resulted from the new 2.75% royalty imposed on sales revenue at Fosterville by the Victorian Government effective January 1, 2020, as well as royalty payments made by Detour Lake Mine. Shares outstanding during YTD 2020 averaged 267.5 million which compared to 211.8 million for YTD 2019, with the increase related to the issuance of shares related to the Detour Gold acquisition on January 31, 2020.

Growth capital expenditures(1): Growth capital expenditures for YTD 2020 totalled $31.3 million, excluding capitalized exploration expenditures, with Macassa accounting for $21.7 million ($18.8 million related to the #4 shaft project) and Fosterville accounting for the remaining $9.6 million of growth capital expenditures(1) during the first half of 2020.

Exploration expenditures: Exploration and evaluation expenditures (including capitalized exploration) totalled $59.6 million for YTD 2020, including $51.3 million of capitalized exploration expenditures and $8.3 million of expensed exploration expenditures. Exploration expenditures are expected to increase in the second half of the year as drilling continues to ramp up following the resumption of exploration work during Q2 2020.

Dividend: Dividends in YTD 2020 totalled US$0.25 per share for a total payment of $47.2 million. The $47.2 million paid in dividends compared to total dividend payments of $12.7 million in YTD 2019 and reflected the impact of three increases to the quarterly dividend since dividend payments made during YTD 2019, including a doubling of the dividend, to US$0.125 per share from US$0.06 per share, effective with the Q1 2020 dividend payment.

Share repurchases: During YTD 2020, the Company repurchased 11,059,100 shares through the NCIB for $379.8 million.

(1)Highlights section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 – 1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital(1) expenditures and higher target growth capital expenditures resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(2)					$390 - $400
Growth capital ($M)(2)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55

(1)COVID-19 related costs of $13.4 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(2)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and six months ended June 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $17.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

YTD 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	92,726	223,547	29,391	314,970	660,634
Operating cash costs/ounce sold ($/oz)(1)(2)	$541	$628	$1,000	$127	$407
AISC/ounce sold ($/oz)(1)(2)					$763
Operating cash costs ($M)(1)(2)					$279.2
Royalty costs ($M)					$40.5
Sustaining capital ($M)(2)					$170.2
Growth capital ($M)(2)(3)					$31.3
Exploration ($M)(4)(5)					$59.6
Corporate G&A ($M)(6)					$27.5

(1)COVID-19 related costs of $13.4 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(2)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and six months ended June 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.39 and a US$ to A$ exchange rate of 1.52.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $17.3 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

▪Gold production for YTD 2020 totalled 660,634 ounces, representing 48% of the mid-range of the Company’s re-issued 2020 production guidance. Entering the second half of the year, the Company was well positioned to achieve the re-issued full-year 2020 guidance with production expected to increase at Macassa and Detour Lake, both of which were transitioned to reduced operations during the first half of the year as part of the Company’s COVID-19 response. Both mines began recalling workers off due to the transition to reduced operations in early May and, as at June 30, 2020, workforce levels at both Macassa and Detour had returned to pre-COVID levels. Production at Macassa totalled 92,726 ounces in YTD 2020, which compares to full-year guidance of 210,000 – 220,000 ounces. Production at Macassa in the second half of the year is expected to increase reflecting higher tonnes processed as mining rates ramp up, as well as an improvement in the average grade from 18.5 g/t in the first half of the year. Production at Detour Lake for YTD 2020 totalled 223,547 ounces, representing output for the five-month period from January 31, 2020 to June 30, 2020. The Company will benefit from a full six months of results from Detour Lake in the second half of 2020, with grades expected to improve as mining rates increase from YTD 2020 levels. During YTD 2020, a significant proportion of mill feed at Detour Lake came from stockpiles, where grades are typically lower than from mine production. Detour Lake continues

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
to target full-year production of 520,000 – 540,000 ounces. Production at Fosterville for YTD 2020 totalled 314,970 ounces, with the mine on track to meet its full-year production guidance of 590,000 – 610,000 ounce.

▪Production costs for YTD 2020 totalled $303.0 million. Operating cash costs(1) for the first half of the year totalled $279.2 million, in line with target levels.

▪Operating cash costs per ounce sold(1) for YTD 2020 averaged $407, better than the re-issued full-year 2020 guidance of $410 - $430. Entering the second half of the year, both Fosterville and Detour Lake were tracking well against re-issued full-year guidance. Fosterville’s operating cash costs per ounce sold(1) for YTD 2020 averaged $127, which compared favourably to full-year guidance of $130 – $150. At Detour Lake, operating cash costs per ounce sold(1) averaged $628 in YTD 2020, in line with guidance of $610 – $630. Macassa’s operating cash costs per ounce sold(1) averaged $541 versus guidance of $490 – $510. Operating cash costs per ounce sold(1) at Macassa are expected to improve in the second half of 2020 as averaged grades and production levels increase.

▪AISC per ounce sold(1) for YTD 2020 averaged $763, better than full-year 2020 guidance of $790 - $810, largely reflecting lower than expected levels of sustaining capital(1) expenditures during YTD 2020.

▪Royalty costs for YTD 2020 totalled $40.5 million, in line with the Company’s re-issued guidance of $80 – $85 million.

▪Sustaining capital(1) expenditures for YTD 2020 totalled $170.2 million, excluding capitalized depreciation, which compared to full-year 2020 guidance of $390 – $400 million. The level of sustaining capital(1) expenditures during YTD 2020 was lower than planned due largely to disruptions caused by the Company’s COVID-19 response, which included the suspension of a number of projects and reduced work in areas such as capital development. Sustaining capital(1) expenditures are expected to increase during the second half of the year.

▪Growth capital(1) expenditures totalled $31.3 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued full-year 2020 guidance of $95 – $105 million. The level of growth capital(1) expenditures in YTD 2020 was significantly impacted by disruptions caused to COVID-19, with work on most major projects suspended for at least one month. Of total growth capital(1) expenditures for YTD 2020, Macassa accounted for $21.7 million, with $18.8 million relating to the #4 Shaft project. Fosterville accounted for the remaining $9.6 million of growth capital(1) expenditures in YTD 2020, with work largely focused on construction of a new transformer station, completion of the mine’s new ventilation system and new refinery and gold room, as well as advancement of the mine’s paste fill expansion project and new Aster plant.

▪Exploration and evaluation expenditures for YTD 2020 totalled $59.6 million (including capitalized exploration), which compared to re-issued full-year 2020 guidance of $130 - $150 million. The Company’s exploration programs during YTD 2020 were suspended near the end of March as part of its COVID-19 response. The resumption of work on exploration programs commenced in April with the ramp up of drilling activities to continue through the end of the third quarter of 2020. Exploration expenditures are expected to increase in the second half of the year.

Of total exploration expenditures in YTD 2020, approximately $42.9 million were in Australia, including $25.6 million at Fosterville and $17.3 million in the Northern Territory, almost all of which was incurred in Q1 2020 prior to the Company decision to discontinue all test production and exploration work at the Northern Territory assets. Drilling at Fosterville focused on underground and surface drilling at the mine’s key exploration targets, including down-plunge at the Lower Phoenix system, Cygnet, Robbin’s Hill and Harrier. In Canada, exploration expenditures for YTD 2020 totalled $16.7 million, with $13.7 million being incurred at Macassa, where the Company is drilling to further extend the SMC, as well as to explore high-potential targets along the Main/’04 Break and the Amalgamated Break. Remaining exploration expenditures in Canada were at Detour Lake, where the Company achieved encouraging results with initial drilling, including intersecting high-grade mineralization outside of existing Mineral Resources around the Main Pit, the North Pit and at the 58 North target.

▪Corporate G&A expense for YTD 2020 totalled $27.5 million, in line with re-issued full-year 2020 guidance of $50 – $55 million.

(1)Highlights section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and increasing the profitability and value of its operations. The Company has achieved significant growth over the last three years, increasing production from 596,405 ounces in 2017 to 974,615 ounces in 2019, with production in 2020 expected to grow to 1,350,000 – 1,400,000 ounces. The Company continues to target significant organic growth, including through the completion of the Macassa #4 Shaft project, which is expected to increase production to more than 400,000 ounces per year, and through continued exploration success at each of its three cornerstone assets, Macassa, Detour Lake and Fosterville. The Company will also selectively pursue growth and value creation through additional external transactions where it sees an opportunity to enhance the value of assets by investing capital and applying the Company’s extensive technical expertise. The recent acquisition of Detour Gold was an important development for the Company as it seeks to generate long-term value and attractive returns. Detour Lake Mine is a large-scale, high-quality asset with significant current production, attractive growth potential and substantial unit costs improvement opportunities. The Company is also committed to returning capital to shareholders through dividends and share repurchases and has already doubled the quarterly dividend and repurchased over 11.0 million shares during 2020. Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and six months ended June 30, 2020. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At June 30, 2020, the gold price closed at $1,768 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 10% higher than the closing gold price of $1,609 per ounce on March 31, 2020 and 17% higher than the closing gold price on December 31, 2019 of $1,515 per ounce. The Company’s average realized gold price for Q2 2020 was $1,716 per ounce, which compared to an average realized gold price of $1,320 in Q2 2019 and $1,586 per ounce in Q1 2020. The Company's average realized gold price for YTD 2020 was $1,651 per ounce versus $1,313 per ounce for the same period in 2019.

As at June 30, 2020, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases. During Q1 2020, the Company closed out gold forward sales covering approximately 252,000 ounces of gold at prices between $1,300 and $1,490 per ounce, which had been established by Detour Gold prior to January 31, 2020. The costs to close out these hedges, as well as hedges relating to diesel fuel and currency, was a one-time cash outflow of approximately $30.3 million.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at June 30, 2020, the Canadian dollar closed at $0.7368 against the US dollar (compared to $0.7639 at June 30, 2019 and $0.7113 at March 31, 2020) and the Australian dollar closed at $0.6902 (compared to $0.7020 at June 30, 2019 and $0.6135 at March 31, 2020). The average rates for Q2 2020 for the Canadian and Australian dollars were $0.7220 and $0.6573, respectively, against the US dollar versus $0.7477 and $0.7001, respectively, in Q2 2019 and $0.7445 and $0.6572, respectively, in Q1 2020.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at June 30, 2020, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and six months ended June 30, 2020 and 2019.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019

Revenue	$580,975	$281,267	$554,738	$1,135,713	$586,179
Production costs	(141,415)	(66,161)	(161,592)	(303,007)	(136,201)
Royalty expense	(19,258)	(6,716)	(21,249)	(40,507)	(15,000)
Depletion and depreciation	(82,586)	(33,064)	(92,839)	(175,425)	(74,364)
Earnings from mine operations	337,716	175,326	279,058	616,774	360,614

Expenses
General and administrative(1)	(20,137)	(12,131)	(12,562)	(32,699)	(24,230)
Transaction costs	0	—	(33,838)	(33,838)	—
Exploration	(2,384)	(6,214)	(5,931)	(8,315)	(18,236)
Care and maintenance	(9,018)	(215)	(2,890)	(11,908)	(411)
Earnings from operations	306,177	156,766	223,837	530,014	317,737

Finance and other items
Other income (loss), net	(80,164)	(5,384)	72,205	(7,959)	(7,501)
Finance income	1,119	1,357	2,596	3,715	2,795
Finance costs	(1,850)	(307)	(4,113)	(5,963)	(1,010)

Earnings before income taxes	225,282	152,432	294,525	519,807	312,021
Current income tax expense	(59,020)	(35,291)	(70,130)	(129,150)	(76,212)
Deferred income tax expense	(16,030)	(12,946)	(21,517)	(37,547)	(21,468)

Net earnings	$150,232	$104,195	$202,878	$353,110	$214,341

Basic earnings per share	$0.54	$0.50	$0.79	$1.32	$1.02
Diluted earnings per share	$0.54	$0.49	$0.77	$1.32	$1.01

Weighted average number of common shares outstanding (in 000's)
Basic	277,066	210,088	257,418	267,242	210,138
Diluted	277,265	211,664	258,360	267,453	211,795
(1)General and administrative expense for Q2 2020 (Q2 2019 and Q1 2020) include general and administrative expenses of $12.5 million ($9.8 million and $15.0 million) and share based payment expense (recovery) of $7.7 million ($2.4 million and $(2.5) million).

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: Q2 2020 vs Q2 2019
($ Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$281.3
$171
$135
$581.0
Q2 2019
Volume
Price
Q2 2020

Revenue: Q2 2020 vs Q1 2020
($ Millions)
$700
$600
$500
$400
$300
$200
$554.7
-$5
$44
$581.0
Q1 2020
Volume
Price
Q2 2020

(1)In addition to volume and price factors, increase in revenue includes a $6.3 million foreign exchange impact compared to Q2 2019 and an $12.7 million foreign exchange impact compared to Q1 2020

Revenue in Q2 2020 totalled $581.0 million, an increase of $299.7 million, or 107% from Q2 2019, with Detour Lake contributing $233.0 million of the increase. The addition of revenue from Detour Lake more than offset the impact of suspending operations at Holt Complex effective April 2, 2020, which resulted in revenue at Holt Complex of only $4.6 million in Q2 2020 versus $31.0 million for the same period in 2019. Of the growth in revenue versus Q2 2019, $171 million related to a 61% increase in sales volumes (341,390 ounces in Q2 2020 versus 212,091 ounces in Q2 2019), while $135 million reflected a $396 per ounce increase in the average realized gold price(1) ($1,716 per ounce in Q2 2020 versus $1,320 per ounce in Q2 2019). Revenue in Q2 2020 was $26.3 million or 5% higher than $554.7 million the previous quarter. The increase reflected a $44 million favourable impact from an 8% increase in the average realized gold price(1), from $1,586 per ounce in Q1 2020, which more than offset a $5.0 million reduction in revenue resulting from slightly lower gold sales (341,390 ounces versus 344,586 ounces the previous quarter). The reduction in gold sales from Q1 2020 largely reflected the suspension of operations at Holt Complex effective April 2, 2020, the impact of reduced operations at Macassa on gold production and sales for the quarter, as well as the sale in Q1 2020 of 20,855 ounces of gold that was held in inventory at the closing of the Detour Gold acquisition on January 31, 2020. These factors were partially offset by an additional month of results at Detour in Q2 2020 versus the previous quarter. Revenue at Detour Lake of $233.0 million in Q2 2020 increased from $179.4 million in Q1 2020, while revenue at Holt Complex of $4.6 million in Q2 2020 compared to $47.4 million the previous quarter.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: YTD 2020 vs YTD 2019
($ Millions)
$1,200
$1,000
$800
$600
$400
$200
$586.2
$316
$232
$1,135.7
YTD 2019
Volume
Price
YTD 2020

(1)In addition to volume and price factors, increase in revenue includes a $1.5 million foreign exchange impact compared to YTD 2019.

For YTD 2020, revenue totalled $1,135.7 million, an increase of $549.5 million or 94% from $586.2 million in YTD 2019. The increase in revenue from YTD 2019 reflected a 54% increase in gold sales, to 685,976 ounces, which had a $316 million favourable impact on revenue compared to YTD 2019. The average realized gold price(1) in YTD 2020 was $1,651 per ounce, a $338 or 26% increase from $1,313 per ounce in YTD 2019. The increase in the average realized gold price(1) contributed $232 million of the revenue growth in YTD 2020 versus YTD 2019. Revenue at Detour Lake for the five months ended June 30, 2020 accounted for $412.4 million or 36% of the Company’s total revenue for YTD 2020. Revenue from Holt Complex in YTD 2020 totalled $52.0 million versus $74.9 million in YTD 2019, reflecting the suspension of operations effective April 2, 2020.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings in Q2 2020 totalled $150.2 million ($0.54 per share) compared to $104.2 million ($0.50 per share) in Q2 2019. The increase in net earnings and net earnings per share mainly reflected strong revenue growth compared to the same

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
period in 2019. The 107% increase in revenue, to $581.0 million, was driven by both higher gold sales, largely reflecting the contribution from Detour Lake Mine in Q2 2020, as well as an improvement in the average realized gold price(1). Also contributing to higher net earnings and earnings per share compared to Q2 2019 were lower expensed exploration and evaluation costs, which largely reflected disruptions to the Company’s exploration programs in Q2 2020 due to the Company’s COVID-19 response, including the suspension of all non-essential work.

Partially offsetting these favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense, both of which mainly reflected the inclusion of Detour Lake in the Company’s results effective January 31, 2020. In addition, there was a significant unfavourable impact from non-cash, foreign exchange losses in Q2 2020 versus Q2 2019. During Q2 2020, both the Canadian and Australian dollars strengthened against the US dollar (see the External Performance Drivers section of this MD&A), which resulted in non-cash, foreign exchange losses of $72.8 million (pre-tax) for the quarter. The non-cash, foreign exchanges losses accounted for an $0.18 per share reduction in Q2 2020 net earnings per share compared to Q2 2019 from other loss. Net earnings and net earnings per share in Q2 2020 were also reduced by a $12.6 million pre-tax increase in royalty expense, which resulted mainly from a $6.9 million impact from the new 2.75% royalty imposed by the Victorian Government on revenues from Fosterville effective January 1, 2020 and $4.5 million of royalty expense at Detour Lake Mine. Higher corporate G&A costs, reflecting the Company’s continued growth, and increased care and maintenance expense related to the suspension of operation in the Northern Territory and at Holt Complex, also reduced net earnings and net earnings per share compared to Q2 2019.

In addition to the level of expenditures in Q2 2020 versus Q2 2019, higher average shares outstanding also had an unfavourable impact on the change in earnings per share, with average shares outstanding in Q2 2020 increasing 32%, to 277.1 million, from 210.1 million in Q2 2019. The increase in average shares outstanding related to the 77,217,129 shares issued as consideration for the acquisition of Detour Gold on January 31, 2020.

Net earnings in Q2 2020 of $150.2 million ($0.54 per share) compared to $202.9 million ($0.79 per share) the previous quarter. Non-cash, foreign exchange gains and losses had a significant impact on the change in net earnings and net earnings per share compared to Q1 2020, accounting for the $0.38 per share reduction in net earnings per share from other income (loss) quarter over quarter. This unfavourable impact resulted from the Company’s $72.8 million of non-cash, foreign exchange losses in Q2 2020, which compared to non-cash, foreign exchange gains in Q1 2020 of $72.9 million, reflecting a significant weakening of the Canadian and Australian dollars against the US dollar during the first three months of the year. Other factors reducing net earnings and net earnings per share compared to Q1 2020 were higher corporate G&A costs, increased care and maintenance expense, due to higher costs in Northern Territory and the suspension of operations at Holt Complex in Q2 2020, as well as an increase in the effective tax rate (33.3% in Q2 2020 versus 31.1% the previous quarter) with the increase reflecting the tax benefit of non-cash, foreign exchange loss recorded at lower effective tax rate in Canada.

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Partially offsetting these factors were the favourable impact of a 5% increase in revenue, resulting from an 8% improvement in the average realized gold price(1) quarter over quarter, $33.8 million of transaction costs in Q1 2020 related to the Detour Gold acquisition and lower production costs and depletion and depreciation expense, mainly reflecting the suspension of operations at the Holt Complex effective April 2, 2020.

The comparison of net earnings per share in Q2 2020 versus Q1 2020 was also affected by higher average shares outstanding in the second quarter (277.1 million versus 257.4 million the previous quarter), with the increase reflecting the addition to shares outstanding of the 77,217,129 shares issued as consideration for the acquisition of Detour Gold for the full quarter in Q2 2020 versus for only two months in Q1 2020.

Net earnings for YTD 2020 totalled $353.1 million ($1.32 per basic share), an increase of $138.8 million or 65% from $214.3 million ($1.02 per basic share) for YTD 2019. The increase as compared to YTD 2019 mainly reflected a 94% increase in revenue, resulting from strong growth in gold sales and a higher average realized gold price(1), as well as lower expensed exploration and evaluation costs due to disruptions to the Company’s exploration programs in YTD 2020 caused by COVID-19. These factors were partially offset by higher production costs and increased expenses for depreciation and depletion, mainly reflecting the addition of Detour Lake Mine on January 31, 2020, the impact of $33.8 million of transaction costs related to the Detour Gold acquisition in YTD 2020, higher royalty expense, resulting from the Victorian Government’s new 2.75% royalty on revenue at Fosterville and royalties paid by Detour Lake, as well as increased corporate G&A and higher care and maintenance expense. The increase in care and maintenance expense reflected the discontinuation of test production and exploration work in the Northern Territory in March 2020 and the suspension of operations at the Holt Complex effective April 2, 2020.

In addition, net earnings per share was reduced year over year by an increase in average shares outstanding, to 267.2 million from 210.1 million, due to the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020.

Adjusted Net Earnings(1)
Adjusted net earnings(1) in Q2 2020 totalled $219.3 million ($0.79 per share), double the adjusted net earnings(1) of $109.8 million ($0.52 per share) for the same period in 2019 and a 22% increase from $179.2 million ($0.70 per share) the previous quarter. The difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of $72.8 million ($56.3 million after tax) of non-cash, foreign exchange losses, due to a strengthening of the Canadian and Australian dollars against the US dollar during the quarter, as well as $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, mainly related to labour costs during periods of reduced or suspended operations, as well as $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory and at Holt Complex. The difference between adjusted net earnings(1) and net

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
earnings in Q2 2019 related to the exclusion from adjusted net earnings of foreign exchange losses as well as the impact of a mark-to-market loss on fair valuing the Company’s warrant investments and severance costs. The difference between net earnings and adjusted net earnings(1) in Q1 2020 related mainly to the exclusion from adjusted net earnings(1) of $72.9 million ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition.

For YTD 2020, adjusted net earnings(1) totalled $398.5 million ($1.49 per share), an increase of $174.9 million or 78% from $223.6 ($1.06 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for YTD 2020 reflected the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition, as well as costs related to the Company’s COVID-19 response, restructuring costs and severance expense. The difference between net earnings and adjusted net earnings(1) for YTD 2019 largely related to the exclusion from adjusted net earnings of non-cash foreign exchange losses of $6.6 million ($5.9 million after tax) as well as the impact of a mark-to-market losses on fairing valuing the Company’s warrant investments, purchase price allocation adjustments on inventory and severance costs.

Cash and Cash Flows

The Company’s cash balance totalled $537.4 million at June 30, 2020 compared to cash of $530.9 million at March 31, 2020. Contributing to the change in cash was net cash provided by operating activities of $222.2 million. Net cash provided by operating activities included operating cash flow before interest received and income taxes of $393.9 million, which was reduced by total income taxes paid of $172.8 million, of which $132.6 million related to the final tax instalment paid in Australia for the 2019 tax year (interest received totalled $1.1 million). Net cash used by investing activities in Q2 2020 totalled $128.3 million, which mainly related to capital expenditures during the quarter. Contributing to the $90.0 million of net cash used for financing activities in Q2 2020 was $49.9 million used to repurchase 1,345,600 shares through the Company’s NCIB, which was renewed for an additional year on May 28, 2020, and $34.7 million of dividend payments related to the Q1 2020 payment on April 13, 2020. The Q1 2020 dividend was the first dividend payment following the Company’s decision to double the quarterly dividend to $0.125 per share from $0.06 per share previously.

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(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(2)Net cash provided by operating activities as reported on the Condensed Consolidated Interim Statements of Cash Flows totalled $463.7 million (including $524.2 million of adjusted net cash provided by operating activities less cash used for non-recurring transaction and restructuring costs, mainly related to the acquisition of Detour Gold).

The Company’s cash balance of $537.4 million at June 30, 2020 compared to cash of $707.2 million at December 31, 2019. The change in cash during the quarter largely resulted from the use of $564.6 million of cash for financing activities and the use of $67.6 million for investing activities, which more than offset strong cash generated from operating activities during the first six months of 2020. Net cash provided from operating activities totalled $463.7 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs in Q1 2020, mainly related to the Detour Gold acquisition, as well as the $132.6 million tax instalment payment in Australia related to the 2019 tax year, net cash provided by operating activities totalled $656.8 million, which compared to $355.5 million in YTD 2019. The $67.6 million of cash used for investing activities mainly related to capital expenditures in the first half of 2020, partially offset by $173.9 million of cash acquired as part of the Detour Gold acquisition. Of the $564.6 million of cash used for financing activities, $379.8 million was used to repurchase 11,059,100 shares through the Company’s NCIB, with an additional $47.2 million being used for the fourth quarter 2019 and Q1 2020 dividend payments. In addition, net cash used for financing activities in YTD 2020 also included $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020 and $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel.

Free cash flow(1)

Free cash flow(1) in Q2 2020 totalled $94.1 million, which compared to free cash flow(1) of $54.4 million in Q2 2019 and $130.9 million the previous quarter (Q1 2020 free cash flow(1) totalled $191.4 million excluding $60.5 million of non-recurring transaction and restructuring costs). Free cash flow(1) in Q2 2020 was impacted by the $132.6 million tax payment made in Australia as the final instalment for the 2019 tax year. Excluding the impact of this payment, the Company generated free cash flow(1) of $226.7 million during Q2 2020. On a year-to-date basis, free cash flow(1) in YTD 2020 totalled $224.9 million, or $418.1 million excluding the $132.6 million tax instalment payment in Q2 2020 as well as the $60.5 million of non-recurring transaction costs in Q1 2020. Of the Company’s free cash flow(1) for YTD 2020, $167.0 million was provided by Detour Lake Mine from January 31, 2020 to June 30, 2020 (excludes transaction and restructuring costs related to the Detour Gold acquisition), accounting for approximately 40% of the $418.1 million of free cash flow for YTD 2020 excluding the $132.6 million tax instalment payment and non-recurring transaction and restructuring costs.

(1)The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.3 million tonnes grading an average of 22.1 g/t for 2.4 million ounces as at December 31, 2019. In addition, at year-end 2019 there were 273,000 tonnes grading an average of 10.7 g/t for 93,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access by driving a surface ramp.

Operating results	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019

Total Ore Milled (t)	77,624	72,681	82,256	159,880	150,671
Average Grade (g/t)	17.2	21.5	19.7	18.5	25.7
Gold Contained (oz)	42,915	50,273	52,056	94,971	124,361
Recovery (%)	97.6%	97.9%	97.7%	97.6%	98.1%
Gold Produced (oz)	41,865	49,196	50,861	92,726	121,972
Gold Sold (oz)	44,328	55,010	50,765	95,093	122,315
Development metres - operating	1,798	961	1,965	3,763	1,679
Development metres - capital	917	1,455	1,208	2,125	2,928
Production costs	$27,748	$24,572	$26,408	$54,156	$46,991
Operating cash costs per ounce sold(1)	$547	$446	$536	$541	$384
AISC per ounce sold(1)	$841	$788	$850	$846	$686
Total capital expenditures (in thousands)	$24,938	$50,492	$34,304	$59,242	$110,510
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Macassa in Q2 2020 totalled 41,865 ounces compared to production of 49,196 ounces in Q2 2019. Production in Q2 2020 resulted from processing 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6%, which compared to 72,681 tonnes processed in Q2 2019 at an average grade of 21.5 g/t and average recoveries of 97.9%. The change in production from Q2 2019 largely reflected a lower average grade and the impact of reduced operations due to COVID-19, which resulted in lower than planned tonnes processed in Q2 2020. Production in Q2 2020 compared to production of 50,861 ounces the previous quarter when the mine processed 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The reduction in tonnes processed compared to Q1 2020 largely reflected a greater impact from the transition to reduced operations due to COVID-19 in Q2 2020 compared to the previous quarter.

Production costs in Q2 2020 totalled $24.4 million (excluding $3.3 million related to the Company’s COVID-19 response) versus $24.6 million in Q2 2019 and $26.4 million the previous quarter. Operating cash costs per ounce sold(1) averaged $547 in Q2 2020 versus $446 in Q2 2019 and $536 in Q1 2020. The increase in operating cash costs per ounce sold(1) compared to both prior periods largely reflected lower sales volumes in Q2 2020 (44,328 ounces versus sales of 55,010 ounces in Q2 2019 and 50,765 ounces the previous quarter) largely reflecting the impact of reduced operations due to COVID-19 during Q2 2020. AISC per ounce sold(1) averaged $841 in Q2 2020 compared to $788 in Q2 2019 and $850 in Q1 2020, with lower sales mainly accounting for the increase from Q2 2019. Sustaining capital(1) expenditures totalled $10.5 million ($236 per ounce sold) in Q2 2020 versus $16.6 million ($302 per ounce sold) in Q2 2019 and $14.4 million ($297 per ounce sold) the previous quarter. The reduction in sustaining capital(1) expenditures compared to both prior periods largely reflected disruptions to projects caused by COVD-19 as well as lower levels of capital development and a deferral of equipment purchases.

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(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Macassa in YTD 2020 totalled 92,726 ounces, which resulted from processing 159,880 tonnes at an average grade of 18.5 g/t and at average recoveries of 97.6%. YTD 2020 production compared to production of 121,972 ounces for YTD 2019, which resulted from processing 150,671 tonnes at an average grade of 25.7 g/t and at average recoveries of 98.1%. YTD 2020 production was below expected levels largely reflecting lower than planned tonnes processed as a result of the transition to reduced operations due to COVID-19, as well as lower than expected grades. Both tonnes processed and average grades are expected to increase in the second half of 2020.

Production costs for YTD 2020 totalled $50.9 million (excluding $3.3 million related to the Company’s COVID-19 response) versus $47.0 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $541 compared to $384 for the same period in 2019 with the increase largely reflecting lower sales volumes due to the impact of COVID-19. AISC per ounce sold(1) averaged $846 for YTD 2020 versus $686 a year earlier. The change from YTD 2019 resulted from lower sales volumes and higher operating costs. Sustaining capital(1) expenditures totalled $24.9 million ($262 per ounce sold) in YTD 2020 versus $32.1 million ($263 per ounce sold) in YTD 2019 with disruptions to projects caused by COVID-19, deferred equipment procurement and reduced capital development largely accounting for the reduction.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Growth projects: Growth capital(1) expenditures at Macassa for YTD 2020 totalled $21.7 million ($5.9 million in Q2 2020). Of total growth expenditures for YTD 2020, $18.8 million related to the #4 shaft project. Sinking of the #4 shaft was suspended for approximately one month, with this work resuming near the end of April. During Q2 2020, the shaft advanced 617 feet and had reached a depth of 2,577 feet as of June 30, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The capital cost for the project is under review and is expected to be less than the existing estimate of $320 million.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
COVID-19 Update: The Macassa Mine began operating with a reduced workforce in March due to concerns over the COVID-19 virus. Based on high levels of absenteeism caused in part by the introduction of travel restrictions between Ontario and Quebec, the mine was placed on reduced operations effective April 2, 2020 until April 30, 2020. Essential work that continued during this period related mainly to production, though at reduced levels, as well as water and environmental management. All non-essential activities were suspended, including exploration drilling, sinking work on the #4 Shaft project, work on a new surface ramp and mill upgrades. Sinking of the #4 Shaft resumed near the end of April. During the period of reduced operations, Macassa operated with approximately 65% of its normal workforce. In early May, the Company began a gradual ramp up of operations at Macassa, with mine’s workforce returning to pre-COVID levels by late June. The Company’s extensive COVID-19 health and safety protocols remain in effect and are expected to be followed at Macassa for the foreseeable future.

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. With total Mineral Reserves of 477.5 million tonnes at an average grade of 0.97 g/t for a total of 14.8 million ounces, Detour Lake Mine has the largest Mineral Reserve base of any gold mine in Canada, which supports a mine life of well over 20 years.

Operating results	Three Months Ended June 30, 2020	Three Months Ended(1) March 31, 2020	Six Months Ended(2) June 30, 2020

Total Ore Milled (t)	5,655,992	3,708,022	9,364,014
Average Grade (g/t)	0.8	0.8	0.8
Gold Contained (oz)	143,985	100,673	244,658
Recovery (%)	91.7%	90.9%	91.4%
Gold Produced (oz)	131,992	91,555	223,547
Gold Sold (oz)	136,182	110,456	246,638
Production costs	$85,752	$87,817	$173,569
Operating cash costs per ounce sold(3)	$573	$696	$628
AISC per ounce sold(3)	$1,090	$1,108	$1,098
Total capital expenditures (in thousands)	$66,476	$42,516	$108,992
(1)Detour Lake was acquired on January 31, 2020; results presented are from acquisition date to March 31, 2020.
(2)Detour Lake was acquired on January 31, 2020; results presented are from acquisition date to June 30, 2020.
(3)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Detour Lake in Q2 2020 totalled 131,992 ounces, which involved processing 5,655,992 tonnes at an average grade of 0.79 g/t at average recoveries of 91.7%. Production in Q2 2020 compared to production for the two months from January 31, 2020, the date the acquisition of Detour Gold was completed, to March 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and at average recoveries of 90.9%. Tonnes processed in Q2 2020 averaged 62,154 tonnes per day, largely unchanged from the average in February and March. The lower average grade in Q2 2020 compared to the two months ended March 31, 2020, was mainly due to feeding lower grade stockpiled material to the mill during reduced operations. Production at Detour Lake for the five months ended June 30, 2020 totalled 223,547 ounces, which resulted from processing 9,364,014 tonnes at an average grade of 0.81 g/t and at average recoveries of 91.4%.

Production costs at Detour Lake Mine in Q2 2020 totalled $78.1 million, excluding $7.7 million of COVID-19 related costs. Operating cash costs per ounce sold(1) averaged $573 in Q2 2020, better than the Company’s re-issued guidance range of $610 – $630 reflecting lower mining rates deferred during the period of reduced operations due to COVID-19, as well as the impact of lower fuel prices. AISC per ounce sold(1) averaged $1,090, in line with expected levels. Sustaining capital(1) expenditures at Detour Lake in Q2 2020 totalled $65.8 million or $483 per ounce sold. All capital expenditures at Detour Lake Mine were reported as sustaining capital(1) expenditures during Q2 2020.

Production at Detour Lake for the five months ended June 30, 2020 totalled 223,547 ounces, which resulted from processing 9,364,014 tonnes at an average grade of 0.81 g/t and at average recoveries of 91.4%. Production costs for the five months ended June 30th totalled $165.9 million, excluding the $7.7 million of non-recurring COVID-19 related costs. Operating cash

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
costs per ounce sold(1) averaged $628 per ounce sold, while AISC per ounce sold(1) averaged $1,098. The mine’s sustaining capital(1) expenditures totalled $108.2 million ($439 per ounce sold).

COVID-19 Update: The Company transitioned Detour Lake Mine to reduced operations in response to the COVID-19 pandemic effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. During this time, the mine operated with one shovel and eight trucks, which compares to normalized operations of five shovels and approximately 34 trucks. All personnel not essential for the performance of essential activities were off work until April 30, 2020. Approximately 300 workers were on site during the period of reduced operations, approximately 30% of the normal workforce during full operations. In addition to company-wide health and safety protocols, a number of additional measures applicable to a remote camp operation have been added to Detour Lake’s efforts to protect workers, including processes for the assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms and increased food and camp accommodation hygiene safety. In early May, the Company commenced a gradual ramp up of operations at Detour Lake with the mine achieving pre-COVID workforce levels in June 2020. The Company’ extensive list of COVID-19 health and safety protocols remain in effect and are expected to be followed for the foreseeable future.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 5.4 million tonnes @ 4.0 g/t for 702,000 ounces of gold as at December 31, 2019.

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. On April 1, 2020, the Company announced that operations were being suspended at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic. At the beginning of May 2020, the Company further extended the suspension of operations at the Holt and Taylor mines and Holt Mill reflecting ongoing developments related to the COVID-19 virus and while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

Holt Complex

Operating results	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019

Total Ore Milled (t)	6,192	185,398	209,126	215,318	386,184
Average Grade (g/t)	4.0	4.4	4.6	4.5	4.7
Gold Contained (oz)	806	25,986	30,603	31,409	58,038
Recovery (%)	100.1%	95.0%	93.4%	93.6%	95.4%
Gold Produced (oz)	807	24,696	28,584	29,391	55,355
Gold Sold (oz)	3,629	23,600	29,613	33,242	57,176
Development metres - operating	7	1,855	1,805	1,812	3,304
Development metres - capital	13	1,700	2,045	2,058	2,739
Production costs	$7,629	$25,635	$28,425	$36,054	$51,868
Operating cash costs per ounce sold(1)	$1,373	$1,085	$955	$1,000	$906
AISC per ounce sold(1)	$1,717	$1,576	$1,368	$1,406	$1,282
Total capital expenditures (in thousands)	$442	$12,088	$8,625	$9,067	$22,073
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Subsequent to the end of Q2 2020, on July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. As a result, employees at the Complex have either been re-assigned to new roles at other locations within the Company’s Canadian Operations, or were provided severance packages. As of July 16, 2020, more than 220 workers from Holt Complex had either assumed new roles in the Company or had been offered new positions. Cost related to the further suspension of operations at Holt Complex, and the termination of workers is estimated at approximately $7.4 million, which is expected to be included in the Company’s Q3 2020 financial results. As a result of the suspension of operations throughout Q2 2020, Holt Complex produced only 807 ounces, which resulted from processing stockpiled material. Q2 2020 production compared to production of 24,696 ounces in Q2 2019 and 28,584 ounces the previous quarter. Production costs in Q2 2020 totalled $5.2 million (excluding $2.4 million of COVD-19-related costs), while operating cash costs per ounce sold(1) averaged $1,373 and AISC per ounce sold(1) averaged $1,717. Sustaining capital(1) expenditures during Q2 2020 were $0.4 million ($122 per ounce sold) versus sustaining capital(1) expenditures of $10.2 million ($434 per ounce sold) in Q2 2019 and $8.6 million ($306 per ounce sold) the previous quarter.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

YTD 2020, the Holt Complex produced 29,391 ounces, which compared to production of 55,355 ounces for the same period in 2019. Production costs for YTD 2020 totalled $33.6 million (excluding $2.4 million of COVD-19-related costs) versus $51.9 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $1,000 in YTD 2020, while AISC per ounce sold(1) averaged $1,406. Sustaining capital(1) expenditures for YTD 2020 totalled $9.1 million ($273 per ounce sold) compared to $17.8 million ($311 per ounce sold) for YTD 2019.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 2.7 million ounces to date. At December 31, 2019, the existing Fosterville Mine had total reserves of 3.0 million tonnes at an average grade of 21.8 g/t for a total of 2.1 million ounces, with there also being an initial Mineral Reserve at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill approximately 4.0 kilometres from current mining operations, totalling 1.2 million tonnes at an average grade of 5.5 g/t for a total of 218,000 ounces.

Operating results	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019

Total Ore Milled (t)	123,473	111,280	118,701	242,174	251,464
Average Grade (g/t)	39.5	39.9	42.4	40.9	33.8
Gold Contained (oz)	156,617	142,583	161,740	318,357	273,185
Recovery (%)	99.0%	98.7%	98.8%	98.9%	98.5%
Gold Produced (oz)	155,106	140,701	159,864	314,970	269,145
Gold Sold (oz)	157,251	133,481	153,752	311,003	265,529
Development metres - operating	747	197	320	1,067	634
Development metres - capital	1,134	1,869	1,511	2,645	3,897
Production costs	$20,286	$15,954	$18,942	$39,228	$37,342
Operating cash costs per ounce sold(1)	$129	$120	$126	$127	$132
AISC per ounce sold(1)	$273	$318	$313	$293	$316
Total capital expenditures (in thousands)	$26,916	$44,521	$31,744	$58,660	$76,444
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

The Fosterville Mine produced 155,106 ounces in Q2 2020 based on processing 123,473 tonnes at an average grade of 39.5 g/t and average mill recoveries of 99.0%. Q2 2020 production increased 10% from 140,701 ounces in Q2 2019, when the mine processed 111,280 tonnes at an average grade of 39.9 g/t and average recoveries of 98.7%. The increase in production compared to the same period in 2019 resulted from higher tonnes processed due to a greater number of mining fronts in the Lower Phoenix System. Q2 2020 production compared to production of 159,864 ounces the previous quarter when the mine recorded an average quarterly grade of 42.4 g/t at average recoveries of 98.8%. The higher average grade in Q1 2020 reflected mine sequencing in the lower Phoenix system.

Production costs were $20.3 million in Q2 2020 versus $16.0 million in Q2 2019 and $18.9 million the previous quarter. Operating cash costs per ounce sold(1) averaged $129, similar to $120 in Q2 2019 and $126 the previous quarter. The change compared to Q2 2019 reflected increased mining rates and higher levels of operating development in Q2 2020, the impact of which was mostly offset by higher sales volumes in Q2 2020. AISC per ounce sold(1) averaged $273 versus $318 in Q2 2019 and $313 in Q1 2020. The change from both prior periods resulted from a reduction in sustaining capital(1) expenditures, with these expenditures being lower than planned in Q2 2020 due to reduced capital development and the disruptions to project work caused by the impact of COVID-19 protocols. Sustaining capital(1) expenditures totalled $10.8 million ($69 per ounce sold), versus $22.9 million ($172 per ounce sold in Q2 2019) and $16.1 million ($113 per ounce sold) in Q1 2020.

Commencing January 1, 2020, Fosterville Mine began paying a new 2.75% royalty introduced by the Victorian Government. The new royalty contributed $6.9 million or $44 per ounce sold to AISC per ounce sold(1) in Q2 2020 ($7.2 million or $47 per ounce sold in Q1 2020). Excluding the impact of the new royalty in both Q2 and Q1 2020, AISC per ounce sold(1) in Q2 2020 was $229, 28% better than $318 in Q2 2019 and a 14% improvement from $266 per ounce sold the previous quarter.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Fosterville for YTD 2020 totalled 314,970 ounces, a 17% increase from 269,145 ounces for YTD 2019. YTD 2020 production resulted from processing 242,174 tonnes at an average grade of 40.9 g/t and average recoveries of 98.9%. The increase from YTD 2019 was mainly due to a 21% improvement in the average grade, to 40.9 g/t for YTD 2020, largely reflecting higher levels of production and increased grades from the Swan Zone. Mill throughput in YTD 2020 averaged 1,331 tonnes per day compared to 1,390 tonne per day for YTD 2019.

Production costs were $39.2 million for YTD 2020 versus $37.3 million for the same period in 2019. Operating cash costs per ounce sold(1) averaged $127, 4% better than $132 in YTD 2019. The improvement mainly resulted from higher sales volumes, reflecting a 21% year-over-year improvement in the average grade, which more than offset the impact of higher levels of operating development in YTD 2020 compared to YTD 2019. AISC per ounce sold(1) averaged $293, a 7% improvement from $316 for YTD 2019. The improvement reflected higher sales volumes and lower sustaining capital(1) expenditures in YTD 2020. Sustaining capital(1) expenditures totalled $26.9 million ($87 per ounce sold), versus $41.9 million ($158 per ounce sold) for YTD 2019, with the reduction in YTD 2020 largely due to disruptions resulting from the Company’s COVID-19 protocols, including the suspension of projects and reduced capital development.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Growth projects: Growth capital(1) expenditures at Fosterville for YTD 2020, excluding capitalized exploration totalled $9.6 million ($3.5 million in Q2 2020). Work during the first half of the year focused on construction of a new transformer station, completion of the mine’s new ventilation system and new refinery and gold room, as well as advancement of the mine’s paste fill expansion project and new Aster plant.

COVID-19 Update: Fosterville Mine continued to operate throughout Q2 2020, with production largely achieving target levels. The Company’s COVID-19 health and safety protocols were implemented at Fosterville in March 2020, including remote work, social distancing, increased cleaning and hygiene and the suspension of all non-essential work, including work on key projects and exploration drilling, as well as visits to site. Work on key projects and exploration drilling resumed in

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
April 2020, with the ramp up of exploration work to continue through the end of Q3 2020. The Company’ extensive list of COVID-19 health and safety protocols remain in effect and are expected to be followed for the foreseeable future.

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Following this move, the Company undertook extensive exploration programs at Cosmo, Union Reefs and, more recently, other selected targets. In addition, the Company’s advanced exploration work at both the Cosmo mine and Union Reefs mill, which resulted in the commencement of test mining of mineralization in the Lantern Deposit at Cosmo and test processing of this material at the Union Reefs mill in October 2019.

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. A small workforce remains in the Northern Territory to complete ongoing rehabilitation work. During Q2 2020, $6.2 million of care and maintenance costs were recorded at the Company’s Northern Territory assets ($9.1 million for YTD 2020) with $1.5 million of expensed and capitalized exploration expenditures also being recorded ($17.3 million for YTD 2020).

(1)Highlights section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

GROWTH AND EXPLORATION

As part of the Company’s health and safety protocols related to the COVID-19 pandemic, all exploration drilling was suspended in March 2020. On April 1, 2020, the Company withdrew its 2020 guidance, including the target for $150 - $170 million of exploration expenditures in 2020, including capitalized exploration. In April, the Company announced plans to resume exploration drilling at its three main operations, Macassa, Detour Lake and Fosterville. As at June 30, 2020, there were nine surface and underground drills deployed at Fosterville, four underground drills at Macassa and two drills at Detour Lake, with plans to increase the number of drills at all three of these assets over the next few months.

Canada

Exploration expenditures for the Canadian operations for YTD 2020 totalled $16.7 million (Q2 2020 totalled $9.6 million), including capitalized exploration. At Macassa, underground drilling during the quarter continued to focus on Mineral Resource expansion of the SMC and the exploration of high-priority target areas in close proximity to the existing and planned infrastructure at the mine, both along the Main/’04 Break and the Amalgamated Break. The Company also commenced a $50.0 million exploration program at the Detour Lake Mine, to be completed in the first two years following the completion of the Detour Gold acquisition on January 31, 2020.

Macassa Mine

For YTD 2020, the Company completed approximately 49,244 metres of underground drilling at Macassa, using up to 8 underground drills on the 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas along the Amalgamated Break near the SMC and an area associated with the historic Main Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC and Amalgamated Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $8.5 million in Q2 2020.

Of the 49,244 total underground metres, 12,011 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 10,091 metres being drilled to test the Amalgamated Break. In addition, 762 metres of drilling were completed from the 5300 Level to test the Main Break on the former Kirkland Minerals property 300 metres below the deepest mine level and proximal to the location of the #4 shaft. Infill drilling consisted of 26,380 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

In addition, the Company completed 8,688 metres of drilling from surface utilizing up to two drills targeting both shallow and deep regional targets associated with the Amalgamated Break as well as shallow targets associated with the ‘04/Main Break.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Of the total 8,688 metres, 845 metres were drilled to target deep regional areas of the Amalgamated Break, while 7,150 metres were completed to target areas proximal to the current near surface Mineral Resource associated with the Amalgamated Break and 693 metres were completed to target the ’04/Main Break.

In terms of exploration development, after completing 243 metres of development drifting in 2019 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 317 metres of development to the east was completed during YTD 2020 which included the excavation of two diamond drill bays. Development to the west on the 5300 Level was extended 254 metres during 2019, with no development completed during YTD 2020. Development will recommence to the west on 5300 Level in the latter half of 2020. The Company also commenced an exploration development heading east on the 5807 decline late in 2019 to target the SMC East and Main Break at depth and has completed a total of 384 metres of development during YTD 2020.

A significant new project at Macassa in 2020 is the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. During Q2 2020, the portal for the decline was completed with the first development round excavated on June 15, 2020. By quarter end the decline had advanced approximately 100 feet with plans to reach approximately 3,500 feet of development by the end of 2020.

On April 22, 2020, the Company announced encouraging drill results at Macassa, which expanded high-grade mineralization to the east of the SMC by an additional 75 metres from existing Mineral Resources. In addition, the Company announced that it had identified a new corridor of high-grade mineralization 700 metres long and 300 metres high located at depth along the historic Main Break on the Kirkland Minerals property. The corridor is located in close proximity to the new #4 shaft (currently being developed) and also to the planned location of the new exploration drift being developed east off the 5700 Level. Included in this corridor is an intersection of 141.3 g/t over 2.4 metres that is located within 650 metres of the #4 shaft and is 50 metres further east from previous drilling and 300 metres below the deepest level off the Kirkland Minerals shaft. The identification of the new corridor of high-grade mineralization highlights the significant exploration potential that continues to exist along the Main Break, which accounts for most of the 25 million ounces of historic production in the Kirkland Lake gold camp.

Detour Lake

The Company is planning an aggressive surface exploration program over the next two years aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and Detour West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake Mine property in mid-January with a total of 13,182 metres of drilling completed in YTD 2020. A total of 3,693 metres of drilling in 11 drill holes targeted the 58N Zone and 9,489 metres of drilling in 11 holes were completed between the Detour West and Main Pit areas. Drilling on the 58N Zone targeted the up-plunge and west extension of the resource within 300 meters of surface. Drilling west of the Main Pit targeted extensions of mineralization outside the present Mineral Resource. Exploration expenditures for YTD 2020 totalled $2.7 million.

On June 29, 2020, the Company announced encouraging results from initial drilling at Detour Lake mine. Drilling in the Saddle Zone, west of the Main Pit, intersected broad zones of mineralization at attractive open-pit grades, as well as intervals of higher grade that support the possibility of underground Mineral Resources at depth. Drilling at 58N intersected high-grade mineralization up to 175 metres from the existing underground Mineral Resources. In the North Pit, northwest of the Main Pit, drilling extended mineralization both along strike and to depth of existing open-pit Mineral Resources.

Australia

Total exploration expenditures in Australia for YTD 2020, including capitalized exploration, totalled $42.9 million ($15.4 million in Q2 2020). Of the $42.9 million, $25.6 million was at Fosterville, where an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine. The primary targets of this program continued to be the Lower Phoenix system, Cygnet, Harrier, and Robbin’s Hill. In addition to extensive drilling, the Company commenced driving a twin underground exploration drift from Fosterville Mine to Robbin’s Hill in Q1 2020. The drift will support both future exploration at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill, and will also facilitate the exploration of a number of high-potential targets under other historic open pits in the area. The remaining $17.3 million of exploration expenditures in Australia for YTD 2020 were in the Northern Territory, almost all of which

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
incurred in the first quarter prior to the Company discontinuing all test production and exploration drilling in March. Key targets in early 2020 included continued drilling and development at the Cosmo Mine, as well as drilling at Union Reefs and Pine Creek. The Company is currently assessing the results from drilling at these targets.

Fosterville Mine

During YTD 2020, exploration expenditures, including capitalized exploration, at Fosterville totalled $25.6 million ($13.9 million in Q2 2020). Drilling was suspended in March 2020 as part of the Company’s COVID-19 health and safety protocols, which included the suspension of all non-essential work. Prior to the suspension of drilling in March 2020, there was a total of 31,937 metres of drilling completed using up to six surface drills and eight underground drills. In early Q2 2020, the Company commenced the process of resuming the 2020 exploration program, with nine drills having been deployed by the end of the quarter. A total of 23,903 metres of surface and underground drilling was completed during Q2 2020. Underground drilling during the quarter continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system will increase starting in the third quarter following completion of additional development, including the establishment of new drill platforms, during Q2 2020. Surface drilling continued to test along the Curie fault at Robbin’s Hill in the northern part of the Fosterville Mining licence, as well as along the Herschel fault, which also extends through the Robbin’s Hill target. The Company also commenced in January underground drifting towards Robbin’s Hill from the Falcon underground workings, with over 1,330 metres of drifting achieved by the end of Q2 2020.

Northern Territory

During the YTD 2020, prior to suspending exploration work, surface diamond drilling of 4,143 metres was completed by two drills, with activity focused at Union Reefs on the Millars and Union South targets, and at Pine Creek on the Gandys target. Rehabilitation of all surface drill sites is in progress. Total exploration expenditures during YTD 2020 were $17.3 million, of which $15.8 million was incurred during Q1 2020.

At the Cosmo Mine, prior to the suspension of exploration activities, underground drilling focused on the Lantern Deposit, where up to three rigs completed 12,680 metres, and a total of 1,071 metres of development was completed.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at June 30, 2020, the Company had a positive working capital balance of $341.8 million, including a cash balance of $537.4 million, which compares to a working capital of $377.7 million and cash of $707.2 million at December 31, 2019. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2020, the Company did not have any off-balance sheet items.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at July 29, 2020	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	275,915,485	—
Issued: Stock options	267,429	C$15.99
Issued: Restricted share units	400,240	—
Issued: Performance share units	386,114	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019 and the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2019.

	2020		2019
	Three Months Ended
(in thousands except per share amounts)	June 2020	March 2020	December 2019	September 2019
Revenue	$580,975	$554,738	$412,379	$381,430
Earnings before income taxes	$225,282	$294,525	$232,042	$254,119
Net earnings	$150,232	$202,878	$169,135	$176,604
Basic earnings per share	$0.54	$0.79	$0.81	$0.84
Diluted earnings per share	$0.54	$0.77	$0.80	$0.83

	2019		2018
	Three Months Ended
(in thousands except per share amounts)	June 2019	March 2019	December 2018	September 2018
Revenue	$281,267	$304,912	$280,320	$222,701
Earnings before income taxes	$152,432	$159,589	$149,336	$82,977
Net earnings	$104,195	$110,146	$106,535	$55,885
Basic earnings per share	$0.50	$0.52	$0.51	$0.27
Diluted earnings per share	$0.49	$0.52	$0.50	$0.26

COMMITMENTS AND CONTINGENCIES

The nature of the Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2019, including the acquisition of Detour Gold on January 31, 2020. However, in Q2 2020 a $132.6 million tax payment was made in Australia as the final tax instalment for the 2019 tax year, reducing the Company's tax commitments presented for the year ended December 31, 2019. For additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties. Amounts are expressed in thousands of U.S. dollars.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $86 and $107 during the three and six months ended June 30, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the audited Consolidated Financial Statements for the year ended December 31, 2019.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2019. Any changes in or adoption of new accounting policies adopted by the Company in Q2 2020 are disclosed in note 3 of the accompanying interim financial statements.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding non-recurring items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow and adjusted free cash flow are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net cash provided by operating activities	$222,234	$179,735	$241,506	$463,740	$355,537
Mineral property additions	(57,242)	(65,140)	(71,981)	(129,223)	(105,670)
Property, plant and equipment	(70,913)	(62,275)	(38,656)	(109,569)	(100,985)
Additions to other long-term assets	—	2,074	—	—	—
Free cash flow	$94,079	$54,394	$130,869	$224,948	$148,882

(in thousands)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net cash provided by operating activities	$222,234	$179,735	$241,506	$463,740	$355,537
Non-recurring transaction and restructuring costs related to Detour acquisition	—	—	60,494	60,494	—
Adjusted net cash provided by operating activities	222,234	179,735	302,000	524,234	355,537
Mineral property additions	(57,242)	(65,140)	(71,981)	(129,223)	(105,670)
Property, plant and equipment	(70,913)	(62,275)	(38,656)	(109,569)	(100,985)
Additions to other long-term assets	—	2,074	—	—	—
Adjusted free cash flow	$94,079	$54,394	$191,363	$285,442	$148,882

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Sustaining capital	$96,205	$49,790	$90,021	$186,226	$91,745
Growth capital(1)	33,017	86,700	52,744	85,761	160,753
Total capital expenditures	$129,222	$136,490	$142,765	$271,987	$252,498
Other	823	—	(298)	525	—
Finance leases related to IFRS 16	5,792	538	—	5,792	2,950
Total additions per financial statements	$135,837	$137,028	$142,467	$278,304	$255,448
(1)Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and six months ended June 30, 2020 and 2019:

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Three months ended June 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$7,629	$27,748	$85,752	$121,129	$20,286	$—	$20,286	$—	$141,415	$55,663
Share-based compensation	(209)	(230)	—	(439)	—	—	—	—	(439)	(439)
COVID-19 related costs	(2,436)	(3,263)	(7,675)	(13,374)	—	—	—	—	(13,374)	(5,699)
Operating cash costs	4,984	24,255	78,077	107,316	20,286	—	20,286	—	127,602	49,525
Royalty expense	418	2,480	4,547	7,445	11,813	—	11,813	—	19,258	14,711
Stock-based compensation	209	230	—	439	—	—	1,186	6,467	8,092	8,092
Rehabilitation and remediation	(26)	(187)	225	12	22	54	76	—	88	(137)
General and administrative expense	—	—	—	5,561	—	—	3,140	3,783	12,484	12,484
Depreciation - ARO	—	—	(293)	(293)	—	—	—	—	(293)	—
Sustaining capital[1]	485	11,285	71,840	83,610	11,741	—	11,741	854	96,205	24,365
Capitalized depreciation	(43)	(809)	(6,075)	(6,927)	(964)	—	(964)	—	(7,891)	(1,816)
Sustaining leases	205	45	150	400	28	46	74	290	764	614
AISC	$6,232	$37,299	$148,471	$197,563	$42,926	$100	$47,352	$11,394	$256,309	$107,838
Ounces of gold sold	3,629	44,328	136,182	184,139	157,251	—	157,251	—	341,390	205,208
Operating cash cost per ounce sold	$1,373	$547	$573	$583	$129	$—	$129	$—	$374	$241
Sustaining capital expenditures per ounce sold	$122	$236	$483	$416	$69	$—	$69	$—	$259	$110
AISC per ounce sold	$1,717	$841	$1,090	$1,073	$273	$—	$301	$—	$751	$526
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from April 1, 2020 to June 30, 2020.

Six months ended June 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$36,054	$54,156	$173,569	$263,779	$39,228	$—	$39,228	$—	$303,007	$129,438
Share-based compensation	(308)	675	—	367	—	—	—	—	367	367
COVID-19 related costs	(2,436)	(3,263)	(7,675)	(13,374)	—	—	—	—	(13,374)	(5,699)
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)	508
Operating cash costs	33,257	51,467	154,927	239,651	39,593	—	39,593	—	279,244	124,317
Royalty expense	3,807	4,702	7,606	16,115	24,392	—	24,392	—	40,507	32,901
Stock-based compensation	308	(675)	—	(367)	—	—	211	4,985	4,829	4,829
Rehabilitation and remediation	1	6	225	232	36	116	152	—	384	159
General and administrative expense	—	—	—	9,652	—	—	6,777	11,074	27,503	27,503
Depreciation - ARO	—	—	(293)	(293)	—	—	—	—	(293)	—
Sustaining capital[1]	9,551	26,346	120,061	155,958	29,051	—	29,051	1,217	186,226	66,165
Capitalized depreciation	(484)	(1,459)	(11,901)	(13,844)	(2,149)	—	(2,149)	—	(15,993)	(4,092)
Sustaining leases	299	76	282	657	55	98	153	513	1,323	1,041
AISC	$46,739	$80,463	$270,907	$407,761	$90,978	$214	$98,180	$17,789	$523,730	$252,823
Ounces of gold sold	33,242	95,093	246,638	374,973	311,003	—	311,003	—	685,976	439,338
Operating cash cost per ounce sold	$1,000	$541	$628	$639	$127	$—	$127	$—	$407	$283
Sustaining capital expenditures per ounce sold	$273	$262	$439	$379	$87	$—	$87	$—	$248	$141
AISC per ounce sold	$1,406	$846	$1,098	$1,087	$293	$—	$316	$—	$763	$575
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from January 31, 2020 to June 30, 2020.

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Three months ended June 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,635	$24,572	$50,207	$15,954	$—	$15,954	$—	$66,161
Share-based compensation	(30)	(38)	(68)	—	—	—	—	(68)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,605	24,534	50,139	15,954	—	15,954	—	66,093
Royalty expense	1,179	2,116	3,295	3,421	—	3,421	—	6,716
Share-based compensation	30	38	68	—	—	—	2,377	2,445
Rehabilitation and remediation	43	48	91	127	17	144	—	235
General and administrative expense	—	—	4,247	—	—	3,660	1,847	9,754
Sustaining capital[1]	10,242	16,607	26,849	22,941	—	22,941	—	49,790
Sustaining leases	88	3	91	5	33	38	97	226
AISC	$37,187	$43,346	$84,780	$42,448	$50	$46,158	$4,321	$135,259
Ounces of gold sold	23,600	55,010	78,610	133,481	—	133,481	—	212,091
Operating cash cost per ounce sold	$1,085	$446	$638	$120	$—	$120	$—	$312
Sustaining capital expenditures per ounce sold	$434	$302	$342	$172	$—	$172	$—	$235
AISC per ounce sold	$1,576	$788	$1,078	$318	$—	$346	$—	$638
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

Six months ended June 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$51,868	$46,991	$98,859	$37,342	$—	$37,342	$—	$136,201
Share-based compensation	(63)	(80)	(143)	—	—	—	—	(143)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	51,805	46,911	98,716	35,028	—	35,028	—	133,744
Royalty expense	3,398	4,656	8,054	6,946	—	6,946	—	15,000
Share-based compensation	63	80	143	—	—	—	5,827	5,970
Rehabilitation and remediation	86	96	182	166	49	215	—	397
General and administrative expense	—	—	5,575	—	—	4,512	8,316	18,403
Sustaining capital[1]	17,764	32,124	49,888	41,857	—	41,857	—	91,745
Sustaining leases	176	6	182	5	55	60	194	436
AISC	$73,292	$83,873	$162,740	$84,002	$104	$88,618	$14,337	$265,695
Ounces of gold sold	57,176	122,315	179,491	265,529	—	265,529	—	445,020
Operating cash cost per ounce sold	$906	$384	$550	$132	$—	$132	$—	$301
Sustaining capital expenditures per ounce sold	$311	$263	$278	$158	$—	$158	$—	$206
AISC per ounce sold	$1,282	$686	$907	$316	$—	$334	$—	$597
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$28,425	$26,408	$87,817	$142,650	$18,942	$—	$18,942	$—	$161,592	$73,775
Share-based compensation	(99)	905	—	806	—	—	—	—	806	806
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)	508
Operating cash costs	28,273	27,212	76,850	132,335	19,307	—	19,307	—	151,642	74,792
Royalty expense	3,389	2,222	3,059	8,670	12,579	—	12,579	—	21,249	18,190
Stock-based compensation	99	(905)	—	(806)	—	—	(975)	(1,482)	(3,263)	(3,263)
Rehabilitation and remediation	27	193	—	220	14	62	76	—	296	296
General and administrative expense	—	—	—	4,091	—	—	3,637	7,291	15,019	15,019
Sustaining capital[1]	9,066	15,061	48,221	72,348	17,310	—	17,310	363	90,021	41,800
Capitalized depreciation	(441)	(650)	(5,826)	(6,917)	(1,185)	—	(1,185)	—	(8,102)	(2,276)
Sustaining leases	94	31	132	257	27	52	79	223	559	427
AISC	$40,507	$43,164	$122,436	$210,198	$48,052	$114	$50,828	$6,395	$267,421	$144,985
Ounces of gold sold	29,613	50,765	110,456	190,834	153,752	—	153,752	—	344,586	234,130
Operating cash cost per ounce sold	$955	$536	$696	$693	$126	$—	$126	$—	$440	$319
Sustaining capital expenditures per ounce sold	$306	$297	$437	$379	$113	$—	$113	$—	$261	$179
AISC per ounce sold	$1,368	$850	$1,108	$1,101	$313	$—	$331	$—	$776	$619
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from January 31, 2020 to March 31, 2020.

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Q2 2020 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Revenue	$580,975	$281,267	$554,738	$1,135,713	$586,179
Silver	—	(355)	(297)	(297)	(516)
Non-cash foreign exchange impact	4,917	(890)	(7,806)	(2,890)	(1,266)
Realized Revenue	$585,892	$280,022	$546,635	$1,132,526	$584,397
Ounces sold	341,390	212,091	344,586	685,976	445,020
Average realized price per ounce sold	$1,716	$1,320	$1,586	$1,651	$1,313

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including non-cash, foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net earnings	150,232	104,195	202,878	353,110	214,341
Loss (gain) on warrant investment	(148)	865	1,493	1,345	918
Transaction costs		—	33,838	33,838	—
PPA adjustment on inventory(1)	—	—	—	—	2,314
Non -cash foreign exchange loss (gain)(2)	72,826	4,465	(72,944)	(118)	6,608
Severance payments	—	803	3,704	3,704	1,239
Restructuring related	5,342	—	—	5,342	—
COVID-19 related costs	13,374	—	—	13,374	—
Income tax related to above adjustments	(22,281)	(514)	10,200	(12,081)	(1,842)
Adjusted net earnings	219,345	109,814	179,169	398,514	223,578
Weighted average shares outstanding - basic ('000s)	277,066	210,088	257,418	267,242	210,138
Adjusted net earnings per share	0.79	0.52	0.70	1.49	1.06

(1)Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.
(2)Restated to reflect adjustment for non-cash, foreign exchange loss (gain) during the three and six months ended June 30, 2019

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Three Months Ended March 31, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net earnings	$150,232	$104,195	$202,878	$353,110	$214,341
Add back:
Finance costs	1,850	307	4,113	5,963	1,010
Depletion and depreciation	82,586	33,064	92,839	175,425	74,364
Current income tax expense	59,020	35,291	70,130	129,150	76,212
Deferred income tax expense	16,030	12,946	21,517	37,547	21,468
EBITDA	$309,718	$185,803	$391,477	$701,195	$387,395

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at June 30, 2020	As at December 31, 2019
Current assets	$701,599	$794,630
Current liabilities	359,798	416,945
Working capital	$341,801	$377,685

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2019 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no changes to the Company’s internal controls during Q2 2020 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; outbreaks of the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project

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Q2 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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